Filed pursuant to Rule 424(b)(3)
Under the Securities Act of 1933
Registration No. 333-118871
SUPPLEMENT TO PROSPECTUS
DATED NOVEMBER 28, 2006

$500,000,000
Units of Limited Liability Company Interest
$25,000 Minimum Investment

POINT CENTER MORTGAGE FUND I, LLC

We make real estate investments in mortgage loans and deeds of trust, which will all be collateralized by real property.

We are offering and selling to the public up to a maximum of $500,000,000 of units of limited liability company interest. A minimum investment of $25,000 is required to purchase units, unless a lower investment is permitted by our Manager, in its sole discretion. This Offering also includes units to be issued under our distribution reinvestment plan.

	Price Price to Public	Selling Commissions/ Expenses(1)	Proceeds to the Fund
Per Unit	Variable(2)	$0.00	100%
Total Maximum	$500,000,000(3)	$0.00	$500,000,000

(1)	No selling commissions will be paid and all of the expenses related to this Offering will be paid by our Manager.
(2)
As of the date of this Prospectus Supplement, the price per unit was $1,010.77; however, our Manager sets a daily unit price for sales of additional units by adjusting the net book value of our assets to reflect the income and expenses accruing with respect to the loans we have funded. The adjusted net book value, divided by the number of units outstanding shall determine the daily unit price. Our Manager owns computer software designed to perform this function.

(3)	Includes $20,000,000 of the units being offered under our distribution reinvestment plan.

Significant risks to your investment include:

•	Restricted right to sell or transfer your units due to the lack of a public market and in order to prevent adverse tax consequences
•	Investment in unspecified blind pool real estate loans that will not be subject to investor review or evaluation
•	Reduced distributions and increased risk may occur if we leverage our loan portfolio, which our Manager may do subject to a borrowing limitation of 60% of the fair market value of our loan portfolio
•	Total reliance on our Manager, Point Center Financial, Inc., and the lack of an independent board of directors
•
Conflicts of interest for our Manager due to competing lending activity and the receipt of substantial fees under the management agreement that was not negotiated at arms-length and may provide incentive to our Manager to make loans at the maximum risk permitted by our underwriting criteria

•	Distributions will be delayed pending investment of the proceeds from this Offering
•	Unitholders may have tax liabilities in excess of their distributions
•	Interest rate fluctuations may reduce or eliminate net income from our investments
•	We will rely solely on bank loans or lines of credit, for which we have no present commitments, if our Manager leverages our loan portfolio in order to make additional loans
•	There is no public trading market for the units and the units will not be listed on any exchange
•	Possible lack of asset diversification
•	Recent organization and operating history
•	Limited voting rights of investors
•	Tax risks of the Offering and membership in Point Center Mortgage Fund I, LLC

YOU SHOULD READ THE COMPLETE DISCUSSION OF THE RISK FACTORS BEGINNING ON PAGE 11 OF THE PROSPECTUS DATED OCTOBER 4, 2006.

Units will be sold directly by us or through one or more dealers we select. To purchase units, you must sign the enclosed subscription agreement and make the representations and warranties included in that agreement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the units or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

NOTICE TO CALIFORNIA RESIDENTS

We do not intend to issue certificates representing any of the units sold pursuant to this Offering; however, if any certificates are issued representing units resulting from any offers or sales of units to California residents, such certificates will bear the following legend restricting transfer:

It is unlawful to consummate a sale or transfer of this security, or any interest therein, or to receive any consideration therefore, without the prior written consent of the Commissioner of the Corporation of the State of California, except as permitted in the Commissioner's Rules.

A copy of the applicable rule of the California Commissioner of Corporations will be furnished to each California investor by our Manager.

TABLE OF CONTENTS

1.	Cautionary Statements About Forward-Looking Statements	S-2
2.	Presentation of Information	S-3
3.	Status of Public Offering and Results of Operations	S-3
2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	S-5
3.	Quantitative and Qualitative Disclosures about Market Risks	S-9
4.	Legal Proceedings	S-9
5.	Risk Factors That May Affect Results of Operations and Financial Condition	S-9
6.	Balance Sheets and Notes as of September 30, 2006 and December 31, 2005 (Unaudited) of Point Center Mortgage Fund I, LLC	S-10
7.	Balance Sheets and Notes as of September 30, 2006 (Unaudited) of Point Center Financial, Inc.	S-15

CAUTIONARY STATEMENTS ABOUT FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, and the Prospectus dated October 4, 2006 to which it relates, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934 that relate to future events or our future financial performance. In addition, other statements we may make from time to time, such as press releases, oral statements made by our officials and other reports that we file with the Securities and Exchange Commission, may also contain such forward-looking statements. Undue reliance should not be placed on these statements, which involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “would”, “expect”, “plan”, “anticipate”, “intend”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of such terms or other comparable terminology.

Any or all of the forward-looking statements included in this Prospectus Supplement, and in any other reports or public statements made by us may turn out to be inaccurate. This can occur as a result of incorrect assumptions or as a consequence of known or unknown risks and uncertainties. Many factors mentioned in this report or in other reports or public statements made by us, such as government regulation and the competitive environment, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from our forward-looking statements. You should not place undue reliance on any of these forward-looking statements because they are based on current expectations or beliefs regarding future events or circumstances, which involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by these forward-looking statements.

Although we believe that our strategies, plans, objectives, goals, expectations and intentions reflected in, or suggested by these forward-looking statements are reasonable given current information available to us, we can give no assurance that any of them will be achieved.

These forward-looking statements should be considered in light of the information included in this Prospectus Supplement and our other filings with the Securities and Exchange Commission, including, without limitation, the Risk Factors, as well as the description of trends and other factors in Management’s Discussion and Analysis of Financial Condition and Results of Operations, set forth in our Registration Statement on Form S-11, Registration No. 333-118871 and the most recent Prospectus dated October 4, 2006 relating thereto. You should also read the following Management’s Discussion and Analysis of Financial Condition and Results of Operations in conjunction with the unaudited balance sheets and the related notes that appear elsewhere in this Prospectus Supplement.

We assume no, and hereby disclaim any, obligation to update any of the foregoing or any other forward-looking statements. We nonetheless reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this Prospectus Supplement or any other report filed by us. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

PRESENTATION OF INFORMATION

You should rely only on the information contained in this Prospectus Supplement, the accompanying prospectus or any free writing prospectus provided in connection with this offering. We have not authorized anyone to provide you with any information other than the information contained in this Prospectus Supplement, the accompanying prospectus and any free writing prospectus provided in connection with this offering. We are not making any offer to sell the units in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus Supplement, the accompanying prospectus and any free writing prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus or any free writing prospectus, or of any sale of our units. It is important for you to read and consider all the information contained in this prospectus supplement and the accompanying prospectus in making your investment decision.

STATUS OF PUBLIC OFFERING AND RESULTS OF OPERATIONS

As of November 22, 2006, we had sold $9,239,031 of units and admitted 122 members. Our aggregate loan fundings as of November 22, 2006, were $9,129,944 and details about the loans we have funded are set forth below.

Total Revenue. As of November 22, 2006, we had annual revenues of $162,868 from interest income on our real estate loans. While there has been a general increase in interest rates in the U.S., such increases have not yet affected our operating results and it is not clear when, if ever, higher interest rates might impact our revenues.

Total Expenses. As of November 22, 2006, total annual expenses were approximately $34,431.

Distributions to Members.  As of November 22, 2006, we have made distributions of $118,514, including $66,247 of reinvested distributions, which would otherwise have been paid to our reinvesting members. Through November 22, 2006, members have realized an internal rate of return on their investments of approximately 6.964%. However, as of November 22, 2006, the blended gross portfolio yield on our loans was 11.76%, with a currently estimated net yield to our members of 9.26%.

Investments in Mortgage Loans. As of November 22, 2006, we had investments in sixteen (16) mortgage loans secured by real estate totaling $9,129,944 with a weighted average contractual interest rate of 11.76%. These mortgage loans have contractual maturities ranging from 2006 through 2011.

Investments in mortgage loans as of November 22, 2006, are as follows:

Loan Type	Number of Loans	Balance	Weighted Average Interest Rate	Portfolio Percentage	Weighted Loan-to-Value *
Acquisition and Development	0	$0	0%	0%	0%
Bridge	0	0	0%	0%	0%
Residential	1	339,859	12.00%	3.72%	56.51%
Commercial	6	3,412,958	11.10%	37.38%	46.75%
Construction	4	2,381,768	11.89%	26.09%	57.79%
Land	5	2,995,359	12.39%	32.81%	49.54%

Totals:	16	$9,129,944	11.76%	100.00%	50.53%

*
Loan-to-Value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals, which may be commissioned by the borrower, are generally dated no greater than 12 months prior to the date of loan origination. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property, assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes, selection by a purchaser against multiple alternatives, and successful development by the purchaser; upon which development is dependent on availability of financing. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

 The following is a schedule of investments in mortgage loans by lien position. Up to 20% of our loans are currently expected to be secured by second deeds of trust based upon the total offering of $500 million. From time to time, until the offering is complete, the percentage of second mortgages we invest in may exceed 20%.

Loan Type	November 22, 2006	Portfolio Percentage
First mortgages	$9,129,944	100.00%
Second mortgages	0	0.00%
Portfolio Total:	$9,129,944	100.00%

The following is a schedule of contractual maturities of investments in mortgage loans as of November 22, 2006:

2006	$752,258
2007	$3,587,059
2008	$2,199,410
2009	$375,200
2011	$2,216,017
Total:	$9,129,944

  The following is a schedule by geographic location of investments in mortgage loans as of November 22, 2006:

State	November 22, 2006 Balance	Portfolio Percentage
Arizona	$1,265,816	13.86%
California	2,471,428	27.07%
Florida	375,200	4.11%
Georgia	627,484	6.87%
Michigan	319,812	3.50%
New York	1,113,347	12.19%
Tennessee	501,929	5.50%
Texas	953,766	10.45%
Utah	752,258	8.24%
Virginia	748,904	8.20%
Total:	$9,129,944	100.00%

 We have six mortgage loan products consisting of bridge, commercial, construction, acquisition and development, land, and residential loans. The effective interest rates on all product categories range from 9.95% to 13.00%. Revenue by product will fluctuate based upon relative balances during the period.

Our Manager has evaluated the collectibility of the loans in our portfolio in light of the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. We do not currently have any non-performing loans. No allowances for loan losses were deemed necessary as of November 22, 2006.

Decisions regarding an allowance for loan losses require management’s judgment. As a result, there is an inherent risk that such judgment will prove incorrect. In such event, actual losses may exceed (or be less than) the amount of any allowance. To the extent that we experience losses greater than the amount of the allowance, we may incur a charge to earnings that will adversely affect our operating results and the amount of any cash available for distribution.

Our Manager often grants extensions on loans pursuant to the terms of the original loan agreements, which permit extensions by mutual consent. Such extensions are generally provided on loans where the original term was 12 months or less and where a borrower requires additional time to complete a construction project or negotiate takeout financing. However, our Manager only grants extensions when a borrower is in full compliance with the terms of the loan, including, but not limited to the borrower’s obligation to make interest payments on the loan. As of November 22, 2006, we did not have any investments in loans which have been extended.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a financial review and analysis of our financial condition and results of operations for the nine months ended September 30, 2006. This discussion should be read in conjunction with our financial statements and accompanying notes and other detailed information appearing elsewhere in this Prospectus Supplement, our Form 10-Q filed on November 14, 2006 and in our the most recent Prospectus dated October 4, 2006, which relates to our Registration Statement on Form S-11, Registration No. 333-118871.

Overview of Point Center Mortgage Fund I, LLC

We were formed on July 14, 2004 and we commenced our business operations during June 2006. On February 3, 2006, our Registration Statement as filed with the Securities and Exchange Commission became effective for the initial public offering of up to $500,000,000 units of membership interest initially priced at $1,000 per unit with a minimum subscription of 25 units ($25,000). Following the funding of our initial loan, our Manager, Point Center Financial, Inc., now sets a daily unit price for sales of additional units by adjusting the net book value of our assets to reflect the income and expenses accruing with respect to the loans we have funded. The adjusted net book value, divided by the number of units outstanding, shall determine the daily unit price. Our Manager owns computer software designed to perform this function. On September 30, 2006, the daily unit price was $1,003.37.

Our business is managed by our Manager, which is a private California corporation that is a mortgage broker licensed in the State of California and which also performs mortgage banking services. Our Manager manages and controls our affairs and has responsibility and final authority in almost all matters affecting our business. We do not have any employees and we do not have an independent board of directors. Our Manager’s duties include dealings with members, accounting, tax and legal matters, communications and filings with regulatory agencies and all other needed management and operational duties.

As our only Manager, Point Center Financial, Inc., has complete authority and responsibility for:

• evaluating and choosing our real estate loans investments;

• deciding what agreements we will enter into and whether we will enter into joint ventures with other companies to invest in real estate loans;

• originating, servicing and managing our real estate loans; and

• managing all our other operations.

General

Assuming the sale of substantially all of the units being offered by us, we anticipate investing approximately 80% of our assets in secured first mortgages and 20% in second mortgage loans. Our second mortgage investments are riskier because our rights will be subject to the rights of the first mortgage lender.

Most of our loans will have terms of one to seven years. We currently anticipate investing approximately 25% of our assets in construction loans and approximately 25% of our assets in unimproved land loans. In addition, we expect to invest approximately 20% of our assets in commercial property loans, 20% in acquisition and development loans and 10% in residential property loans.

We anticipate that approximately 90% of our loans will provide for payments of interest only with a “balloon payment” of principal payable in full at the end of the term. We also anticipate investing approximately 10% of our assets in bridge loans, which provide interim financing (generally up to 12 months) to enable borrowers to qualify for permanent refinancing. The balloon payment loans and bridge loans in which we invest are riskier because they are non-investment grade loans made to borrowers whose ability to make repayment depends on their ability to refinance the loan or develop the property so they can refinance. We will review the appraisal of the value of the property and will generally invest in loans of up to 75% of that value and, in circumstances where borrowers are willing to pay a premium interest rate of 5% or more above market rate, our bridge loans may provide for interest to accrue and be payable together with the principal amount at maturity. However, there is no specific criteria that is used in evaluating the creditworthiness of balloon loan borrowers. Under circumstances where our Manager deems appropriate, we may acquire loans of the character described above, that are in default, are non-performing or are delinquent.

California, as well as many other real estate markets around the country, has continued to enjoy a steady rise in property values, and with the current interest rates being low, investments in real estate by both property owners and as mortgage lenders are very attractive. As interest rates rise our industry will be in competition with institutional lenders, because the margin between institutional cost of funds and our cost of funds will lessen. We act as an interim lender with maturities of from one to seven years and the majority of our loans will have fixed rates of interest. Therefore, even in the event of a rise in institutional interest rates, we anticipate that our borrowers will still be able refinance or sell their property in a timely manner to facilitate the repayment of our loans. We also expect that the residential market will be most affected by a rise in interest rates and, since we are primarily commercial lenders, we will be less affected. In the early 1990’s when California experienced a dramatic drop in real estate values, we saw that most of the problems in our industry were with the junior loans. Since we will primarily make first position loans with substantial equity requirements, in the event of a drop in real estate values, we believe that our loan-to-value ratios will be sufficient to minimize the number of problem loans we might experience.

Twelve Month Plan of Operation

During the next 12 months, assuming the continued sale of units to non-affiliates in our offering, we plan to invest in real estate loans where our collateral is real property located throughout the United States. Upon the sale of these units, our Manager will select real estate loans for us, and also will assist us by obtaining, processing and managing these loans for us. The number of loans in which we invest will depend upon the gross proceeds raised in this Offering. To sufficiently diversify our loan portfolio, our Manager anticipates that we need to raise between $30 million and $100 million from investors. If we sell the maximum number of units, we anticipate investing in a combination of several hundred real estate loans. We believe that we will have an adequate number of opportunities to invest in real estate loans nationwide.

We believe that our expectations with respect to raising $500,000,000 in proceeds from the offering are reasonable based upon our Manager’s history of raising private capital, originating loans and its recent investments in company infra-structure, including but not limited to staffing, technology, printing equipment, and marketing. We anticipate that our increased marketing through this public offering will result in substantial opportunities for prospective investors to purchase our units. Currently, our Manager’s capital for making loans through the four investment programs that it manages is limited to investors who are residents of the State of California under private intra-state securities offerings. None of our Manager’s investors have been solicited through third party underwriters or dealers. Because our Manager has experienced substantial success with its existing marketing program for the solicitation of investors, we believe that we can duplicate this success in California and in other states through our public offering.

We do not anticipate hiring any employees, acquiring any fixed assets like office equipment or furniture, or incurring material office expenses during the next 12 months because we will be utilizing our Manager’s personnel and office equipment. We will pay our Manager a flat, annual management fee of up to 1% of our aggregate capital contributions and a loan administration fee of 1.5% of the loan balance of our portfolio.

We may also establish a line of credit for future use and may enter into financing arrangements with institutional lenders to expand our portfolio of real estate loans.

Most of our assets will be fixed and adjustable rate secured real estate loans. We will not engage in hedging transactions or acquire derivative instruments in an effort to mitigate risks of interest rate changes. While we believe such hedging transactions are not necessary in light of the short-term nature of our investments, failure to engage in hedging transactions may expose us to losses if there are significant changes in prevailing interest rates.

Our future operating results will depend upon our ability to promptly identify and invest in mortgage loans, which generate interest income. To the extent that we are unable to identify and make such investments or are delayed in making such investments, our operating results will suffer. In addition, defaults by borrowers or unexpected expenses would adversely effect our income and reduce the funds we have available to distribute to our members.

Our sole business, making loans secured by real estate, is particularly vulnerable to changes in macroeconomic conditions. Any significant decline in economic activity, particularly in the geographical markets in which we concentrate our loans, could result in a decline in real estate values and a decline in the demand for real estate development loans. In addition, a general decline in the economy could result in an increase in loan defaults.

Any such measures could reduce our cash flow and the funds we have available to distribute. In order to stay fully invested during a period of declining demand for real estate loans, we may be required to make loans on terms less favorable to us or to make loans involving greater risk to us. Declines in economic activity are often accompanied by a decline in prevailing interest rates. Although our lending rates are not directly tied to the Federal Reserve Board’s discount rate, a sustained and widespread decline in interest rates will impact the interest we are able to earn on our loans. In the case of our loans that do not have prepayment penalties, declining interest rates may also cause our borrowers to prepay their loans and we may not be able to reinvest the amounts prepaid in loans generating a comparable yield. Moreover, any significant decline in economic activity could adversely impact the ability of our borrowers to complete their projects and obtain takeout financing. This in turn could increase the level of defaults we may experience.

Our operating results will be affected primarily by: (i) the amount of capital we have to invest in mortgage loans, (ii) the level of real estate lending activity in the markets we service, (iii) our ability to identify and work with suitable borrowers, (iv) the interest rates we are able to charge on our loans, and (v) the level of foreclosures and related loan losses we may experience. These funds, subject to a 3% working capital reserve, will constitute the bulk of the funds we have available for investment in mortgage loans. While we may borrow up to 60% of the value of our loan portfolio to make additional loans, we do not have any current commitment or arrangement in place to obtain such borrowing.

The lower interest rates would diminish the interest rates we can charge on our loans. In addition, our operating results would be adversely affected by loans that go into default and become non-performing assets. A weakening economy or a wrong credit decision by our Manager may result in non-performing assets. If the economy weakens and our borrowers who develop and sell real estate projects are unable to complete their projects or obtain takeout financing or are otherwise adversely impacted, we may experience an increase in loan defaults that may reduce the amount of funds we have for distribution to our members. Such conditions may also require us to restructure loans in order to enhance their collectibility.

We will generally be using appraisals prepared on an as-if developed basis in connection with construction, development and bridge loans, and we hope to retain sufficient cushion in the underlying equity position to protect the value of our loans in the event of a default. Nevertheless, no assurances can be given that a marked increase in loan defaults accompanied by a rapid decline in real estate values will not have a material adverse effect upon our financial condition and operating results.

Historically, our Manager has focused its operations on California and certain Western states. Because our Manager has a significant degree of knowledge with respect to the real estate markets in such states, it is likely most of our loans will be concentrated in such states. Such geographical concentration creates greater risk that any downturn in such local real estate markets could have a significant adverse effect upon our results of operations.

Results of Operations

The information reported under this heading has been updated to November 22, 2006, and is set forth above under the heading “Status of the Offering and Results of Operations.”

Related Party Transactions

From time to time we may acquire or sell investments in real estate loans from/to our Manager or other related parties, pursuant to the terms of our Operating Agreement, provided the price does not exceed the original cost. No gain or loss is recorded on these transactions, as it is not our intent to make a profit on the purchase or sale of such investments. The purpose is generally to diversify our portfolio by syndicating loans, thereby providing us with additional capital to make additional loans.

Transactions with the Manager. We pay a loan servicing fee to our Manager who services the loans we make, to protect our interest in and enforce its rights under the loans, deeds of trust and any other loan documents and, if necessary, to manage, refinance or sell the real property that secures our loans. The monthly servicing fee is 0.125% (1.5% annually) of the outstanding principal amount of all loans being serviced, and is withheld from the monthly borrower payments. For the nine months ended September 30, 2006, we recorded fees to our Manager of $15,440.

Our Manager will receive 50% of any late charges, penalty interest and prepayment premiums on our loans. As of September 30, 2006, none of these fees were accrued or paid.

We will also pay our Manager a conditional annual program management fee of 1% of the aggregate annual capital contributions we receive from the sale of units in our public offering. This fee will be paid monthly to the Manager out of available cash flow from our loan portfolio. This fee will accrue, without interest, and be payable only at such times as available cash exists. Until July 1, 2006, our Manager agreed to waive this fee. Management fees of $6,830 were paid to our Manager as of September 30, 2006, and management fees of $5,836 had been accrued as of that date.

In addition, our Manager will receive a brokerage fee of up to 3% of proceeds received upon the resale of any property acquired through loan foreclosures where our Manager substantially contributes to the sale. As of September 30, 2006, none of these fees were accrued or paid.

Transactions with Other Programs and Other Related Parties. As of September 30, 2006, ten (10) of the thirteen (13) loans in our portfolio represent purchases of undivided interests in loans where our Manager also invested directly; invested funds from other programs controlled or managed by our Manager; and/or invested funds from other private parties under a permitted fractional note offering for California residents or entities where their primary place of business is California. The remaining three (3) loans were invested in solely by us.

Capital and Liquidity

Other than an approximately 3% working capital reserve, we will use most of our available funds to invest in real estate loans. Liquidity is the ability to meet potential cash requirements, including lending commitments and general operating expenses.

Net income generated from our loans is paid out to our members unless they have elected to reinvest their distributions in additional units. Our Manager will pay and will not be reimbursed for all of our general or administrative overhead expenses; such as, labor, rent, supplies, etc., in connection with managing our operations. Therefore, we do not anticipate hiring any employees, acquiring fixed assets such as office equipment or furniture, or incurring material office expenses during the next 12 months.

Because we will distribute most or all of our net income, our sources of liquidity include: proceeds from the continuing sale of units in our public offering, repayments of outstanding loans, distribution reinvestments by our members, portfolio leveraging, and arrangements with third parties to participate in our loans.

We rely primarily upon repayment of outstanding loans and raising new capital to provide capital for investment in new loans. Any significant level of defaults on outstanding loans could reduce the funds we have available for investment in new loans. Resulting foreclosure proceedings may not generate full repayment of our loans and may result in significant delays in the return of invested funds. This would diminish our capital resources and would impair our ability to invest in new loans. Additionally, if there is a downturn in the economies in which we invest in real estate, the level of rents we can charge to lease our properties can diminish our capital resources and would diminish our ability to invest in new properties or service any related debt.

Off-Balance Sheet Transactions

We do not currently have any interest in special purpose entities, which are not reflected on our balance sheet, nor do we have any commitments or obligations, which are not reflected on our balance sheet. We do not have any interest in derivative contracts.

Critical Accounting Policies

Interest Income. Interest income on loans is accrued by the effective interest method. Generally, interest and payments are due monthly, on the first day of each month. Interest is generally prorated to the first day of the month following the closing of the loan escrow. We do not recognize interest income from loans once they are determined to be impaired.

A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the loan has been foreclosed upon and we become the owner of the property that secured the loan.

Investments in Mortgage Loans. Investments in mortgage loans are secured by trust deeds and mortgages. Generally, all of our mortgage loans require interest-only payments with a balloon payment of the principal at maturity. We have both the intent and ability to hold mortgage loans until maturity and, therefore, mortgage loans are classified and accounted for as held for investment and are carried at amortized cost. Loan-to-value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property, assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes and timely successful development by the purchaser. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, we may not recover the full amount of the loan.

Real Estate Held for Sale. Real estate held for sale includes real estate acquired through foreclosure and is carried at the lower of cost or the property’s estimated fair value, less estimated costs to sell. We seek to sell properties acquired through foreclosure as quickly as circumstances permit. The carrying values of real estate held for sale are assessed on a regular basis from updated appraisals, comparable sales values or purchase offers.

Allowance for Losses on Trust Deed Notes Receivable. For trust deed notes receivable, an allowance for loan losses is established based on our estimate of losses inherent and probable as of the balance sheet date. We evaluate the adequacy of the allowance giving consideration to factors such as the value of the underlying collateral, current performance of the loans, extent and nature of delinquencies, credit characteristics of the portfolio, and the general economic environment. Using historical experience and taking into consideration the factors above, we estimate an allowance for loan losses, which is believed to be adequate for known and inherent losses in the portfolio of trust deed notes receivable. Provision for losses is charged to the statement of operations. Losses incurred on trust deeds are charged to the allowance.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles accepted in the United States of America requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Related Party Transactions. Our Manager has borne the costs of our organizational and offering fees, which included legal expenses, printing costs, selling expenses, and the filing fees paid to the Securities Exchange Commission and the various states. Our Manager realizes the following types of compensation and cost:

• Loan brokerage commissions and loan origination fees;

• Real estate commissions paid to our Manager upon resale of any property acquired through foreclosure; and

• Loan servicing fees paid to our Manager to service the loan portfolio, to protect our interest in and enforce their rights under the secured notes, deeds of trust and any other loan document and, if necessary, to manage, refinance or sell the property.

We will bear the following costs:

• Annual tax preparation fee;

• Accounting and auditing fees;

• Legal fees; and

• Other reports required by agencies governing our business activities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We make investments in mortgage loans and make distributions from interest income to our members, therefore, we will be exposed to market risk related primarily to changes in interest rates. We will not have any assets or liabilities denominated in foreign currencies nor do we own any options, futures or other derivative instruments.

Most of our assets will consist of mortgage loans. All of the mortgage loans are expected to be held for investment purposes until their maturity date. Some of our mortgage loans may contain prepayment penalties. We anticipate that up to 3% of our assets will be held as cash reserves.

LEGAL PROCEEDINGS

None.

RISK FACTORS THAT MAY AFFECT RESULTS OF OPERATIONS AND FINANCIAL CONDITION

There has not been any material change in the risk factors disclosure from that contained in our most recent Prospectus dated October 4, 2006, which relates to our Registration Statement on Form S-11, Registration No. 333-118871; however, the risks and uncertainties described in our Prospectus are not the only ones facing us. Other events that we do not currently anticipate or that we currently deem immaterial also may affect our results of operations and financial condition.

POINT CENTER MORTGAGE FUND I, LLC
BALANCE SHEET

	September 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash in bank	$42,160	$25,000
Accrued interest receivable	51,086	-
Investment in trust deed notes receivable (Notes 2 & 3)	3,486,190	-

TOTAL CURRENT ASSETS	3,579,436	25,000

OTHER ASSET
Investment in trust deed notes receivable (Notes 2 & 3)	3,447,923	-

TOTAL ASSETS	$7,027,359	$25,000

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITES
Loan servicing fees payable	$6,883	$-
Management fees payable	5,836	-

TOTAL CURRENT LIABILITIES	12,719	-

MEMBER'S EQUITY - PER ACCOMPANYING STATEMENT	7,014,640	25,000

TOTAL LIABILITES AND MEMBER'S EQUITY	$7,027,359	$25,000

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

POINT CENTER MORTGAGE FUND I, LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY
(UNAUDITED)

	Nine Months Ended
	September 30,
	2006	2005

INCOME
Interest income	$99,943	$-

EXPENSE
Loan servicing fees	15,440	-
Management fees	12,666	-
Compliance costs	375	-

TOTAL EXPENSES	28,481	-

NET INCOME	71,462	-

MEMBER'S EQUITY
Member's equity - Beginning of period	25,000	25,000
Member capital contributions	6,941,409	-
Member distributions	(59,516)	-
Member reinvestments	36,285	-

MEMBER'S EQUITY - END OF PERIOD	$7,014,640	$25,000

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

POINT CENTER MORTGAGE FUND I, LLC
STATEMENT OF CASH FLOWS
(UNAUDITED)

	Nine Months Ended
	September 30,
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$71,462	$-
Non-cash expenses, and revenues included in net income:
Increase in other current liability	12,719	-
Increase in other current asset	(51,085)	-

NET CASH PROVIDED BY OPERATING ACTIVITIES	33,096	-

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of trust deeds notes receivable	(6,935,131)	-
Principal collected on trust deeds notes receivable	1,017	-

NET CASH USED IN INVESTING ACTIVITIES	(6,934,114)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Member contributions	6,941,409	-
Member distributions	(23,231)	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	6,918,178	-

NET INCREASE IN CASH	17,160	-

CASH BALANCE - BEGINNING OF PERIOD	25,000	25,000

CASH BALANCE - END OF PERIOD	$42,160	$25,000

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

POINT CENTER MORTGAGE FUND I, LLC
NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Point Center Mortgage Fund I, LLC (the “Company”) was formed on July 14, 2004, to raise funds from investors and to invest those funds in loans made by the Company or purchased from existing note holders secured in whole or in part by deeds of trust, and/or mortgages. The investors will become members of the Company. The Manager of the Company is Point Center Financial, Inc. The rights, duties and powers of the members of the Company are governed by the offering circular. The following description of the Company’s offering circular provides only selected information. Members should refer to the Company’s offering circular for a more complete description of the various provisions.

The Company was granted approval by the Securities and Exchange Commission on February 3, 2006, to sell membership interests.

Investors may elect to receive monthly cash distributions from the Company in the amount of that Member’s share of cash available for distribution, or allow his or her distributions to be reinvested by purchasing additional Shares.

Concentration of Credit Risk - The Company maintains its cash and cash equivalents in commercial checking and money market accounts. Periodically throughout the year, cash is maintained at the bank in excess of insured (FDIC) amounts of $100,000.

Interest Income - Interest income on loans is accrued by the effective interest method. Generally, interest and payments are due monthly, on the first day of each month. Interest is generally prorated to the first day of the month following the closing of the loan escrow. Interest income due and not received as of the balance sheet date is accrued.

Investment in Trust Deed Notes Receivable - This account represents investments that are secured by trust deeds. Generally, loans require interest-only payments with a balloon payment of the principal at maturity. The Company has both the intent and ability to hold trust deeds until maturity and, therefore, mortgage loans are classified and accounted for as held for investment and are carried at the principal balance due (see notes 2 & 3).

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Real Estate Held for Sale - In the event a trust deed note receivable goes into default, the Manager will commence foreclosure proceedings on behalf of and for the benefit of the Company. If the collateral real estate is not acquired at a foreclosure sale by an outside purchaser, the real estate becomes the property of the Company. This real estate will be considered held for sale and is stated at the lower of the recorded investment in the loan or at the property’s estimated fair value. The Company had no real estate held for sale at September 30, 2006.

NOTE 2 - TRUST DEED NOTES RECEIVABLE

These consist of actual investments in promissory notes secured by deeds of trust on real property. These trust deeds carry various interest rates ranging from 9.95% to 13.0%, with maturity dates ranging from one to five years.

The following is a schedule of the annual contractual maturity of the trust deed notes receivable as of September 30, 2006.

Period ended September 30,

2007	$3,486,190
2008	1,258,324
2009	13,755
2010	15,301
2011	2,160,543

$6,934,113

POINT CENTER MORTGAGE FUND I, LLC
NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2006

NOTE 3 - ALLOWANCE FOR LOSSES ON TRUST DEED NOTES RECEIVABLE

For trust deed notes receivable, an allowance for loan loss is established based on management’s estimate of loss inherent and probable as of the balance sheet date. Management evaluates the adequacy of the allowance giving consideration to factors; such as, the value of the underlying collateral, current performance of the loans, extent and nature of delinquencies, credit characteristics of the portfolio, and the general economic environment.

Using historical experience and taking into consideration the factors above, management estimates an allowance for loan loss, which is believed to be adequate for known and inherent loss in the portfolio of trust deed notes receivable. Provision for loss is charged to the statement of operations. Losses incurred on trust deeds are charged to the allowance.

As of September 30, 2006, there are no trust deed notes receivables in delinquent status.

Based on review of the above factors, management has determined that no specific allowance for losses on trust deed notes receivable is warranted at September 30, 2006.

NOTE 4 - RELATED PARTY TRANSACTIONS

Point Center Financial, Inc., a California corporation, is the Manager of the Company and has a .31% ownership interest at September 30, 2006. Organizational and offering costs have been and will continue to be paid by the Manager of the Company without a request for reimbursement. As of September 30, 2006, the Manager has paid $263,376 for organization costs, and $734,257 for offering costs.

The Manager receives the following types of compensation from the Company and pays the following costs for the Company:

Loan Servicing Fee - Represents servicing fees paid by the Company to service the note, to protect the Company’s interest in and enforce its rights under the secured note, deed of trust and any other loan document and, if necessary, to manage, refinance or sell the property. The monthly servicing fee is 0.125% (1.5% annually) of the outstanding principal amount of all loans being serviced, and is withheld from the monthly borrower payments. The Manager will receive 50% of any late charges, penalty interest, and prepayment premiums. As of September 30, 2006, $15,440 of this fee has been incurred.

Conditional Annual Program Management Fee - An annual fee of 1% of the aggregate capital contributions will be paid monthly to the Manager out of available cash flow from the loan portfolio. This fee will accrue, without interest, and be payable only at such times as available cash exists. The Manager has agreed to waive this fee for the period ended June 30, 2006; however, starting the month of July 2006 through the quarter ended September 30, 2006, $12,666 has been incurred.

A brokerage fee of up to 3% of proceeds received upon the resale of any property acquired through foreclosure will be paid to the Manager where it substantially contributes to the sale. As of September 30, 2006, none of these fees were accrued or paid.

The Manager will pay and will not be reimbursed by the Company for any general or administrative overhead expenses; such as, labor, rent, supplies, etc., it incurs in connection with managing the operations of the Company.

The Company will bear the following costs:

California franchise tax and the California limited liability company gross receipts fee.

Legal, accounting, and tax preparation fees. The Manager has agreed to bear these costs for the period ended September 30, 2006.

Annual bond fee for the California Financial Lender License.

NOTE 5 - INCOME TAXES

The Company is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no income tax is paid by the Company as an entity. Each individual member reports on their income tax returns their distributive share of the Company’s income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year.

POINT CENTER FINANCIAL, INC.
BALANCE SHEET
SEPTEMBER 30, 2006

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

ASSETS

CURRENT ASSETS
Cash - operating accounts	$208,211
Cash - collateral for Commercial Paper Program (Note 3)	24,903
Cash - collateral for Mortgage Note Program (Note 3)	781,411
Prepaid California corporate tax	16,584
Advances to borrowers	591,636
Interest receivable - Trust Deeds - other	552,145
Interest receivable - Trust Deeds - Commercial Paper Program (Note 3)	952,808
Interest receivable - Trust Deeds - Mortgage Note Program (Note 3)	1,088,036
Trust deed notes receivable, net of unearned commission
income of $383,339 (Note 2)	10,759,502

TOTAL CURRENT ASSETS		$14,975,236

PROPERTY AND EQUIPMENT
Property and equipment, net of accumulated depreciation
of $1,194,038 (Note 4)		5,609,231

OTHER ASSETS
Trust deed notes receivable, net of unearned commission
income of $218,909 (Note 2)	26,579,545
Investment in National Financial Lending, LLC (Note 10)	17,857
Investment in Point Center Mortgage Fund I, LLC (Note 10)	25,144
Deposit (Note 11)	37,030

TOTAL OTHER ASSETS		26,659,576

TOTAL ASSETS		$47,244,043

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

POINT CENTER FINANCIAL, INC.
BALANCE SHEET (CONTINUED)
SEPTEMBER 30, 2006

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
Accounts payable	$753,630
Capital lease payable - IBM (Note 13)	189,060
Unsecured line of credit payable - Pacific Western Bank (Note 6)	1,500,000
Secured line of credit payable - Pacific Western Bank (Note 6)	3,800,000
Secured line of credit payable - Pacific Mercantile Bank (Note 6)	4,519,950
Certificates issued - Commercial Paper Program (Note 3)	12,697,718
Certificates issued - Mortgage Note Program (Note 3)	12,566,053
Deferred state corporate income tax (Note 12)	18,768

TOTAL CURRENT LIABILITIES		$36,045,179

LONG-TERM LIABILITIES
Certificates issued - Mortgage Note Program (Note 3)	6,526,564
Capital lease payable - IBM (Note 13)	230,896
Deferred state corporate income tax (Note 12)	4,037

TOTAL LONG-TERM LIABILITIES		6,761,497

STOCKHOLDER'S EQUITY
Common stock, no par value; 10,000 shares
authorized; 1,000 shares issued and outstanding	500
Retained earnings	4,436,867

TOTAL STOCKHOLDER'S EQUITY		4,437,367

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$47,244,043

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET
SEPTEMBER 30, 2006

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN POINT CENTER FINANCIAL, INC.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Point Center Financial, Inc. (the “Company”) was formed on August 10, 1979, and is located in San Juan Capistrano, California. It is a California corporation that is licensed to do business as a California finance lender and real estate broker in the State of California. The Company solicits investors and borrowers for loans secured by liens on real property. The Company arranges, negotiates, processes and consummates loan transactions, and thereafter, services the loans on behalf of the investors.

Use of Estimates - The preparation of the balance sheet in conformity with generally accepted accounting principles in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and contingencies at the date of the balance sheet and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash in Bank - Cash in bank consists of funds in the operating accounts. As of September 30, 2006, there were no other liquid cash equivalents.

Property and Equipment - Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of the assets. Expenditures for additions, major renewals and betterments are capitalized, expenditures for maintenance and repairs are charged to earnings as incurred.

Commission Income - Represents the fees incurred by the borrower for the Company to broker the loan. This amount is usually 2% - 10% of the loan and is earned and recorded at the close of escrow.

In accordance with SFAS 91: Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, when the Company is the lender on a particular trust deed note receivable, commission income is deferred on the balance sheet and is amortized over the life of the loan. In this situation, the commission income results in an increase in the yield on the loan.

Loan Servicing Fees - Represents servicing fees charged by the Company to service the notes, to protect the lenders interest in and enforce their rights under the secured notes, deeds of trust, and any other loan documents and, if necessary, to manage, refinance or sell the property. The servicing fee is calculated upon the unpaid principal loan amount at the end of each month and is recognized as income when received.

Interest Income - Interest income on trust deed notes receivable is accrued by the effective interest method. Generally, interest and payments are due monthly on the first day of each month. Interest is generally prorated to the first day of the month following the closing of the loan escrow (see note regarding commission income above).

Loan Origination Costs - The direct costs of brokering a loan, such as commission expense paid to sales agents and referral fees, are paid and expensed after the closing of the loan.

Concentrations of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risks are as follows:

The Company has a concentration of credit risk with respect to trust deed notes receivable, since the majority of the related real estate securing each trust deed is located in the State of California.

The Company maintains its cash balances at one financial institution, and the balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2006, the Company’s uninsured cash balances totaled $789,622.

Income Taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income tax on its taxable income. However, it does pay California Franchise Tax.

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
SEPTEMBER 30, 2006

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN POINT CENTER FINANCIAL, INC.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of Consolidation - The accompanying balance sheet includes an investment in two limited liability companies. The equity method of accounting is used, since the investments give the Company the ability to exercise significant influence, but not control, over the investee. Significant influence is generally deemed to exist if the Company has ownership interest in the voting stock of the investee between 20% and 50%, although other factors are also considered in determining whether the equity method of accounting is appropriate.

The Company has a .0092% ownership interest in National Financial Lending, LLC. The Company reports this investment using the equity method of accounting, and does not consolidate due to lack of control and significant influence of ownership. It is anticipated that that the Company’s ownership percentage will continue to be minimal and immaterial to the financial results of the Company.

The Company has a .31% ownership interest in Point Center Mortgage Fund I, LLC. The Company reports this investment using the equity method of accounting, and does not consolidate due to lack of control and significant influence of ownership. It is anticipated that that the Company’s ownership percentage will continue to be minimal and immaterial to the financial results of the Company.

NOTE 2 - TRUST DEED NOTES RECEIVABLE

These accounts represent investments that are secured by trust deeds. Generally, all loans require interest-only payments with a balloon payment of the principal at maturity.

These trust deed notes receivable carry various stated interest rates ranging from 5% to 20%, with maturity dates ranging from one to eight years.  After adjusting for SFAS 91 (Statement of Financial Accounting Standard) (see Note 1 regarding Commission Income), the effective yield on these trust deeds is 8% to 23%.

Trust deed notes receivable at September 30, 2006, are comprised of the following:

	Current Maturities (Current Assets)	Long-Term Maturities (Other Assets)

Collateral for Commercial Paper Program (Note 3)	$5,954,847	$6,720,380
Collateral for Mortgage Note Program (Note 3)	4,004,346	14,307,024
Other	1,183,648	5,771,050
	11,142,841	26,798,454
Less: Unearned commission income on above trust
deed notes receivable	383,339	218,909

Total	$10,759,502	$26,579,545

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
SEPTEMBER 30, 2006

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN POINT CENTER FINANCIAL, INC.

NOTE 2 - TRUST DEED NOTES RECEIVABLE (CONTINUED)

The following is a schedule of contractual maturities of investments in trust deed notes receivable as of September 30, 2006:

Period ended September 30	Commercial Paper Program	Mortgage Note Program	Trust Deeds Other

2007	$5,954,847	$4,004,346	$1,183,648
2008	3,720,380	12,935,209	2,329,050
2009	3,000,000	833,000	3,442,000
2010	0	0	0
Thereafter	0	538,815	0
	$12,675,227	$18,311,370	$6,954,698

Because of the possibility of the need to assign trust deed notes receivable and convert them to cash in order to meet the current maturities of the Asset-Backed Commercial Paper Program and Mortgage Note Program (see Note 3), the Company considers these investments in mortgage loans to be classified as investments that are held as available for sale. Therefore the investments in mortgage loans are carried at their current fair value in accordance with the FASB Statement 115, “Accounting for Certain Debt and Equity Securities.”

Generally, when the Company assigns a loan to a third party lender, the transfer is recorded at face value (principal balance). Therefore, the Company in most cases will not recognize a gain or loss on the transfer of loans.

The investments in mortgage loans will continue to be divided between current assets and non-current assets, based on the contractual maturity of each note, because it is reasonable that the Company will use other means available to meet its current maturities prior to assigning its mortgage loans (see Note 3).

On an ongoing basis, the Company evaluates its portfolio of mortgage loans and determines whether an adjustment is necessary to reflect a change in value. Unrealized holding gains and losses are reported as a separate component of stockholders equity as Other Comprehensive Income. Realized gains and losses, if incurred, would be included in earnings.

The evaluation of the fair value of the portfolio considers factors such as the value of the underlying collateral, current performance of the loans, credit characteristics of the loans, and the general economic environment (i.e., the fluctuation of interest rates, etc.). Using historical experience and taking into consideration the factors above, the Company determines if a valuation adjustment is warranted.

There were no non-performing trust deed notes receivables at September 30, 2006.

Based on review of the above factors, management has deemed that no adjustment for unrealized losses is warranted at September 30, 2006.

NOTE 3 - ASSET-BACKED COMMERCIAL PAPER PROGRAM AND MORTGAGE NOTE PROGRAM

Point Center Financial, Inc. offers the “Asset-Backed Commercial Paper Program” for investors who desire a short term, fixed income investment, and the “Mortgage Note Program” for investors who desire an intermediate term, fixed income investment. Investors purchase certificates from the Company for a specified period of time with a fixed rate of return. The “Asset-Backed Commercial Paper Program” offers terms ranging from three months to nine months, with interest rates ranging from 5.5% to 6.5%, and the “Mortgage Note Program” offers terms ranging from one year to four years, with interest rates ranging from 7.5% to 8.5%.

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
SEPTEMBER 30, 2006

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN POINT CENTER FINANCIAL, INC.

NOTE 3 - ASSET-BACKED COMMERCIAL PAPER PROGRAM AND MORTGAGE NOTE PROGRAM (CONTINUED)

Each certificate is secured by a collateral assignment of the Company’s beneficial interest in a pool of mortgage loans that are secured by deeds of trust originated by the Company and it is an absolute obligation of the Company, regardless of the success of the collateral pool of loans.

Pacific Western Bank, a national banking association, is the appointed custodian acting on behalf of the investors as the assignee, for security purposes only, of the collateral pool of loans that secure each program.

All proceeds from the sale of these certificates to investors and monthly principal and interest collections are deposited directly into a segregated account at Pacific Western Bank. Investors may choose to reinvest the interest earned or have the interest paid to them on a monthly basis. The entire principal amount of the investment will be due and payable in full in a single final payment on the stated maturity date set forth in the certificate.

The outstanding balance of the certificates owed by the Company will bear a lower average interest rate and, in most cases, will have earlier maturity dates than the loans in the collateral pool. If necessary, the Company has the ability to convert other trust deed receivables into cash in order to satisfy this liquidity need.

The Company’s aggregate liability under both programs may be equal to, but no greater than, the sum of the current balance of unpaid principal and interest due on the underlying pool of collateralized trust deeds receivable (which are pledged as collateral security, therefore), plus the cash balance of the collateral bank account.

The certificates are currently being offered and sold only to residents of the State of California pursuant to a permit granted by the California Commissioner of Corporations.

The following is a schedule of the balances of the related accounts as of September 30, 2006, for each program.

	Commercial Paper Program	Mortgage Note Program

Cash in bank	$24,903	$781,411
Interest receivable	952,808	1,088,036
Trust deed notes receivable - current Trust deed notes receivable - long term	5,954,847 6,720,380	4,004,346 14,307,024

Total	$13,652,938	$20,180,817

Certificates issued	$12,697,718	$19,092,617

The following is a schedule of maturities for certificates issued for the related program as of September 30, 2006:

	Commercial Paper Program	Mortgage Note Program

2007	$12,697,718	$12,566,053
2008	0	2,888,829
2009	0	1,482,119
2010	0	2,155,616
	$12,697,718	$19,092,617

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
SEPTEMBER 30, 2006

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN POINT CENTER FINANCIAL, INC.

NOTE 3 - ASSET-BACKED COMMERCIAL PAPER PROGRAM AND MORTGAGE NOTE PROGRAM (CONTINUED)

The Company recognizes that there will be times when the amount of the current portion of the trust deeds receivable in the collateral pool (due within 12 months) is less than the amount of the current portion of program certificates payable (due within 12 months).

Management has the ability to cope with this situation by:

1.	Maintaining a sufficient cash balance to meet monthly maturities,
2.	Maintaining an open line of credit with its financial institution in excess of its monthly working capital needs,
3.	Ability to assign existing trust deed note receivables to other lenders,
4.	Using cash flow generated from normal business operations, and
5.	The issuance of new certificates.

Due to the above sources of funds, the Company believes it has the ability to meet existing and future maturities (see Note 2 - Trust Deed Notes Receivable).

NOTE 4 - EMPLOYEE BENEFIT PLAN

In 2005, the Company established a 401(k) savings plan for the benefit of its employees. The plan allows employees to make contributions from their compensation on a tax-deferred basis. The plan also permits the Company to make additional discretionary contributions. For the nine months ended September 30, 2006, no amounts were contributed to the plan by the Company.

NOTE 5 - LINES OF CREDIT

The Company has three revolving lines of credit.

Under the first agreement with Pacific Western Bank, the Company can borrow advances up to a total of $1,500,000. This line of credit is unsecured, bears interest at the bank’s base rate (currently 8.75%), plus .5%, and matures on November 22, 2006. At September 30, 2006, the outstanding principal balance due was $1,500,000.

Under the second agreement with Pacific Western Bank, the Company can borrow advances up to a total of $3,800,000. This line of credit is secured by the personal assets of the stockholder, bears interest at the bank’s rate (currently 8.75%), plus .5%, and matures on November 22, 2006. At September 30, 2006, the outstanding principal balance due was $3,800,000.

Under the third agreement with Pacific Mercantile Bank, the Company can borrow advances up to a total of $5,000,000. This line of credit is secured by the assets of the Company, bears interest at the bank’s rate of 8.25%, and matures on June 27, 2007. At September 30, 2006, the outstanding principal balance due was $4,519,950.

NOTE 6 - FACILITY LEASE

On May 18, 2004, the Company entered into a new five-year facility lease agreement that included an additional storage unit. Rent expense for the nine months ended September 30, 2006, was $334,462. The future minimum obligations under this lease are as follows:

Period ended September 30,	Amount

2007	$384,918
2008	393,392
2009	266,499
$1,044,809

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
SEPTEMBER 30, 2006

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN POINT CENTER FINANCIAL, INC.

NOTE 7 - RECENT ACCOUNTING PRONOUNCEMENTS

EITF 03-16 - In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus regarding Issue No. 03-16, “Accounting for Investments in Limited Liability Companies” (“EITF 03-16”). EITF 03-16 requires investments in limited liability companies (“LLCs”) that have separate ownership accounts for each investor to be accounted for similar to a limited partnership investment under Statement of Position No. 78-9, “Accounting for Investments in Real Estate Ventures.” Investors would be required to apply the equity method of accounting to their investments at a much lower ownership threshold than the 20% threshold applied under Accounting Principles Board (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock.” EITF 03-16 is effective for the first period beginning after June 15, 2004. The Company is accounting for its investment at amortized cost and the results of conforming to this EITF would be immaterial to the Company’s balance sheet.

NOTE 8 - OTHER LEASE OBLIGATIONS

During 2003, the Company entered into various operating leases on equipment that will expire on August 15, 2008. Rent expense under these operating leases for the nine months ended September 30, 2006, was $108,057. Minimum future rental payments under these leases are as follows:

Period ended September 30,	Amount

2007	$68,514
2008	35,140
$103,654

NOTE 9 - RELATED PARTY TRANSACTIONS

Investments in LLCs - The Company is the managing member of National Financial Lending, LLC and Point Center Mortgage Fund I, LLC. The LLCs were formed to raise funds from investors to fund real estate loans. At September 30, 2006, the Company’s ownership interest in National Financial Lending, LLC and Point Center Mortgage Fund I, LLC .was .0092% and .31%, respectively (see Note 1 - Summary of Significant Accounting Policies - Principles of Consolidation).

Rent Expense - The Company leases two commercial properties from its sole stockholder and uses the warehouses for printing and production activities. Monthly rent in the amount of $2,250 and $26,756 is paid to the stockholder on a month-to-month lease and a fifteen year lease, respectively. In addition, the Company is responsible for utilities, repair, and maintenance costs. Lease and operating expenses paid for the nine months ended September 30, 2006, were $314,563.

NOTE 10 - DEPOSIT

Deposit consists of a security deposit on the Company’s main office facility in the amount of $37,030.

NOTE 11 - PROVISION FOR INCOME TAXES

The Company’s deferred taxes represent the California income tax effects of temporary differences between financial statement and income tax reporting. These differences principally result from using the cash basis on the tax returns and accrual basis for the balance sheet.

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
SEPTEMBER 30, 2006

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN POINT CENTER FINANCIAL, INC.

NOTE 11 - PROVISION FOR INCOME TAXES (CONTINUED)

For the nine months ended September 30, 2006, the provision for income taxes consists of the following:

	Current	Deferred	Total
California	$60,992	$11,698	$72,690

The expected tax of $72,219 (computed by applying the California S-Corporation tax rate of 1.5% to the net income before taxes) differs from the actual tax of $72,690, because of the non-deductibility of penalties and 50% of meals.

The tax effects of temporary differences that give rise to the net deferred tax liability at September 30, 2006 are as follows:

Deferred tax asset
Unearned commission income	$9,034
Accounts Payable	11,304

Deferred tax liabilities
Property and equipment	(4,248)
Interest receivable	(38,895)
Net deferred liability	$(22,805)

NOTE 12 - CAPITAL LEASE OBLIGATION - IBM

The Company has entered into a capital lease agreement effective January 2005, with IBM to purchase various printing equipment. The lease is payable in 48 monthly payments of $15,755, and expires in March 2009. At September 30, 2006, the equipment is carried at a cost of $633,656, less accumulated depreciation of $135,784.

The related future minimum lease payments under this capital lease obligation are as follows:

Period ended September 30,	Amount
2007	$189,060
2008	189,060
2009	94,530
Total	472,650
Less amount representing interest at 9.36%	(52,694)
Present value of minimum lease payments	$419,956